UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                             A. O. SMITH CORPORATION
                                (Name of Issuer)

                     Class A Common Stock,  $5.00 par value
                         (Title of Class of Securities)

                                  831-865-10-0
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement /_/.
   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

   CUSIP No. 831-865-10-0              13G



   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Smith Investment Company            IRS ID #39-6043416
               Lloyd B. Smith                      SS ####-##-####
               Arthur O. Smith                     SS ####-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               Not Applicable

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

               Smith Investment Company            - Delaware
               Lloyd B. Smith                      - United States
               Arthur O. Smith                     - United States

   NUMBER OF     5  SOLE VOTING POWER

   SHARES            Smith Investment Company      -  5,378,168

   BENEFICIALLY  6  SHARED VOTING POWER

   OWNED BY           -0-

   EACH          7  SOLE DISPOSITIVE POWER

   REPORTING         Smith Investment Company      -  5,378,168

   PERSON        8  SHARED DISPOSITIVE POWER

   WITH               -0-

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Smith Investment Company            - 5,378,168
               Lloyd B. Smith                      - 0
               Arthur O. Smith                     - 0

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

               Lloyd B. Smith                      /x/
               Arthur O. Smith                     /x/

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               Smith Investment Company            - 91.4%
               Lloyd B. Smith                      - 0%
               Arthur O. Smith                     - 0%

   12     TYPE OF REPORTING PERSON*

               Smith Investment Company            - CO
               Lloyd B. Smith                      - IN
               Arthur O. Smith                     - IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a)    Name of Issuer:

                A. O. Smith Corporation

   Item 1(b)    Address of Issuer's Principal Executive Officers:

                11270 West Park Place
                Milwaukee, Wisconsin 53224

   Item 2(a)    Name of Person Filing:

                Smith Investment Company I.R.S. I.D. No. 39-6043416 Lloyd B. Smith -- S.S. No. ###-##-####
                Arthur O. Smith -- S.S. No. ###-##-####

   Item 2(b)    Address of Principal Business Office or, if note, Residence:

                Smith Investment Company
                11270 West Park Place
                Milwaukee, Wisconsin 53224

                Lloyd B. Smith
                11270 West Park Place
                Milwaukee, Wisconsin 53224

                Arthur O. Smith
                11270 West Park Place
                Milwaukee, Wisconsin 53224

   Item 2(c)    Citizenship

                Delaware -- Smith Investment Company
                United States -- Lloyd B. Smith and Arthur O. Smith

   Item 2(d)    Title of Class or Securities:

                Class A Common Stock,  $5.00 par value

   Item 2(e)    CUSIP Number

                831-865-10-0

   Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable

   Item 4.      Ownership

                     As of December 31, 1995,  Smith Investment Company
                owned 5,378,168 shares* of A. O. Smith Corporation Class A Common Stock or approximately 91.4% of the outstanding stock. Smith Investment Company has sole power to vote and dispose of such shares.

                     Mr. Arthur O. Smith is Chairman and Chief Executive
                Officer and a director of Smith Investment Company; During 1993, Mr. Lloyd B. Smith retired as Vice President and a director of Smith Investment Company.

                     On December 31, 1995,  Arthur O. Smith owned
                beneficially 120,345 shares, and his wife owned of record and beneficially 3,485 shares of the outstanding capital stock of Smith Investment Company ("SICO") and 197,230 shares were held in various trusts for the benefit of the wife and issue
                of Arthur O. Smith.    On December 31, 1995,  Lloyd B. Smith
                owned beneficially 4,502 shares of the outstanding capital stock of SICO and 308,503 shares were held in various trusts for the benefit of the wife and issue of Lloyd B. Smith.
                In addition, Messrs. Smith were trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts held an aggregate of 522,960 shares of the capital stock of SICO outstanding on December
                31, 1995.    Messrs. Smith have shared investment and voting
                power on all trusts for which they are co-trustees.    On all
                other trusts one or the other shares trust powers with at
                least one other person.    The shares of capital stock of
                SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for others comprised 69.8% of the 1,658,533 outstanding shares of
                capital stock of SICO on December 31, 1995.    Messrs. Smith
                disclaim that any of the foregoing interests in the capital stock of SICO constitute beneficial ownership of any Class A Common Stock of A. O. Smith Corporation.

   ______________
     * Of these, 200,000 shares are held by SCAP Corporation, a wholly owned subsidiary of Smith Investment Company.


   Item 5       Ownership of Five Percent or Less of a Class:

                Not applicable

   Item 6       Ownership of More than Five Percent on Behalf of Another
                Person:

                Not applicable

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not applicable

   Item 8       Identification and Classification of Members of the Group:

                Not applicable

   Item 9       Notice of Dissolution of Group:

                Not applicable

   Item 10      Certification

                Not applicable

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SMITH INVESTMENT COMPANY

                                             /s/ Arthur O. Smith
                                             Arthur O. Smith, Chairman & CEO
                                             January 18, 1996

                                             /s/ Lloyd B. Smith
                                             Lloyd B. Smith
                                             January 18, 1996

                                             /s/ Arthur O. Smith
                                             Arthur O. Smith
                                             January 18, 1996